Ahold publishes 2004
Sustainability Report




     Zaandam, The Netherlands, May 10, 2005 - Ahold today published its 2004 Sustainability Report. The report provides an overview of Ahold's sustainability performance for the period 2002 through 2004.

     The report can be downloaded from the Ahold homepage (www.ahold.com).


     Ahold Corporate Communications: +31 (0)75 - 659 5720





[Graphic omitted] Ahold

www.ahold.com